UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiao Zongwei
Name:	Xiao Zongwei
Title:	Joint Company Secretary
Dated: May 28, 2009

EXHIBIT INDEX

Exhibit No.              Description

99.1                          Announcement dated May 27, 2009, entitled “Poll Results of Annual General Meeting Held on 27 May 2009”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

POLL RESULTS OF ANNUAL GENERAL MEETING
HELD ON 27 MAY 2009

The AGM was held at Island Shangri-La Pacific Place, Supreme Court Road, Central, Hong Kong on 27 May 2009 at 3:00 p.m., at which all the resolutions (as proposed) were duly passed by the Shareholders by way of poll.

Reference is made to the explanatory statement of CNOOC Limited (the “Company”) dated 9 April 2009 in respect of the general mandates to issue securities and repurchase shares, re-election of directors and amendment to the articles of association (the “Explanatory Statement”). Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Explanatory Statement.

POLL RESULTS AT THE AGM

The annual general meeting of the Company (the “AGM”) was held at Island Shangri-La Pacific Place, Supreme Court Road, Central, Hong Kong on 27 May 2009 at 3:00 p.m.. The Board is pleased to announce that all the resolutions (as proposed) were duly passed by the Shareholders by way of poll at the AGM.

As at the date of the AGM, the total number of Shares in issue was 44,669,199,984. There is no Shareholder that is materially interested in any of the proposed resolutions at the AGM, and therefore none of the Shareholder is required to abstain from voting in respect of the relevant resolutions. Accordingly, the total number of Shares entitling the Shareholders to attend and vote in respect of the relevant resolutions at the AGM was 44,669,199,984. There were no Shares in respect of which their holders were entitled to attend and vote only against any of the relevant resolutions at the AGM.

The vote-taking at the AGM was scrutinized by representatives from Computershare Hong Kong Investor Services Limited. The results of the poll at the AGM were as follows:

Ordinary Resolutions			Number of votes (%)
			For	Against
A1.	To receive and consider the audited Statement of Accounts together with the Reports of the Directors and the Independent Auditors’ Report thereon for the year ended 31 December 2008.		36,157,743,231 (99.9973%)	991,700 (0.0027%)
A2.	To declare a final dividend for the year ended 31 December 2008.		36,973,595,260 (99.9984%)	604,600 (0.0016%)
A3.	(i)	To re-elect Mr. Wu Guangqi as Executive Director;	36,859,339,891 (99.6898%)	114,695,669 (0.3102%)
	(ii)	To re-elect Mr. Cao Xinghe as Non-executive Director;	36,787,534,099 (99.4893%)	188,833,561 (0.5107%)
	(iii)	To re-elect Mr. Wu Zhenfang as Non-executive Director;	36,817,890,499 (99.5715%)	158,461,161 (0.4285%)
	(iv)	To re-elect Dr. Edgar W. K. Cheng as Independent Non-executive Director; and	36,953,882,460 (99.9456%)	20,123,200 (0.0544%)
	(v)	To authorise the Board of Directors to fix the remuneration of each of the Directors.	36,920,609,560 (99.9864%)	5,026,500 (0.0136%)
A4.	To re-appoint the Company’s auditors and to authorise the Board of Directors to fix their remuneration.		36,903,747,660 (99.9455%)	20,125,400 (0.0545%)
B1.
To grant a general mandate to the Directors to repurchase shares in the capital of the Company not exceeding 10% of the share capital of the Company in issue as at the date of passing of this resolution.
			36,946,967,565 (99.9095%)	33,449,495 (0.0905%)
B2.
To grant a general mandate to the Directors to allot, issue and deal with additional shares in the capital of the Company not exceeding 20% of the share capital of the Company in issue as at the date of passing of this resolution.
			31,671,429,171 (85.7025%)	5,283,644,846 (14.2975%)
B3.
To extend the general mandate granted to the Directors to allot, issue and deal with shares in the capital of the Company by the aggregate number of shares repurchased, which shall not exceed 10% of the share capital of the Company in issue as at the date of passing of this resolution.
			31,692,430,206 (85.7494%)	5,266,917,111 (14.2506%)

Special Resolutions		Number of votes (%)
		For	Against
C1.	To approve resolution C.1 in relation to the proposed amendment to Article 85 of the articles of association of the Company.	36,943,141,060 (99.9497%)	18,601,600 (0.0503%)

By Order of the Board CNOOC Limited Xiao Zongwei Joint Company Secretary

Hong Kong, 27 May 2009

As at the date of this announcement, the Board comprises the following:

Executive Directors Fu Chengyu (Chairman) Yang Hua Wu Guangqi Non-executive Directors Zhou Shouwei Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao